Exhibit 21.1

Subsidiaries of the Registrant

Name:	State (or jurisdiction) in which Incorporated
Web.com Canada, Inc.	Canada
1425 N. Washington Street, LLC	Washington
Web.com Holding Company, Inc.	Delaware
Micron Electronics International, Inc.	Delaware
Micron Electronics Asia-Pacific Holdings, Inc.	B.V.I.
Micron Electronics Asia-Pacific Operations, Inc.	B.V.I.
Micron Electronics Overseas Trading, Inc.	Barbados
MEI California, Inc.	California
CommuniTech.net, Inc.	Missouri
Wazoo Web, Inc.	Georgia
Perfect Privacy, LLC	Connecticut
WSM Holdco, Inc	Delaware
Websource Holdco, Inc.	Delaware
Web Astro GP, Inc.	Delaware
Web Astro LP, Inc.	Delaware
GlobeNetix, LP	Delaware
Trellix Corporation	Delaware
Interland Government Contracting, Inc.	Delaware
HostPro, Inc.	Deleware
Eversites, LLC	Texas
Siteblast, LLC	Texas
US Web Network, LLC	Texas